Exhibit 99.3

ADC Therapeutics Reports Second Quarter 2021 Financial Results and Provides Business Updates

–Encouraging initial launch of ZYNLONTA™ (loncastuximab tesirine-lpyl) driven by favorable product profile to address high unmet medical need in relapsed / refractory DLBCL market

–Company to host conference call today at 8:30 a.m. EDT
Lausanne, Switzerland, August 3, 2021 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs) for patients with hematologic malignancies and solid tumors, today reported financial results for the second quarter ended June 30, 2021 and provided business updates.
“We were thrilled to receive accelerated FDA approval for the first indication for ZYNLONTA™ and are encouraged by the momentum and positive feedback in the initial weeks following approval. We remain highly focused on the successful execution of the launch and positive about the longer-term potential of the product,” said Chris Martin, Chief Executive Officer of ADC Therapeutics. “During the second quarter, we were also pleased to present positive data on ZYNLONTA and our exciting pipeline of advancing programs at key medical meetings. Looking to the rest of the year, we have several notable milestones on the horizon and look forward to keeping you updated on our progress.”
Recent Highlights and Developments

ZYNLONTA (loncastuximab tesirine-lpyl)
•Launch update:
◦ZYNLONTA generated net sales of $3.8 million for the two-month period following accelerated U.S. Food and Drug Administration (FDA) approval on April 23, 2021, reflecting patient demand with no material inventory build. Launch performance was driven by the differentiated profile of ZYNLONTA in addressing an area of high unmet medical need.
◦The Company has engaged prioritized accounts, with patient starts at a significant percentage of key accounts. A substantial number of the National Comprehensive Cancer Network (NCCN) centers have ordered and reordered ZYNLONTA. There has been positive reception across the treatment site spectrum from academic- to community-based centers reflecting the broad applicability of ZYNLONTA in the 3L+ setting supported by the LOTIS-2 pivotal data.
◦ZYNLONTA was added to the NCCN Guidelines with a Category 2A recommendation just two weeks after receiving accelerated FDA approval. The NCCN guidelines listing is consistent with the broad FDA-approved indication. As a result, payer access and medical policy publication have accelerated.
◦The Company is pleased with the positive launch momentum in a continuing COVID environment. The sales and medical teams are executing with a hybrid model, and there has been an increase in face-to-face visits.

•Online publication of LOTIS-2 results in The Lancet Oncology: Results of LOTIS-2, a Phase 2 clinical trial evaluating the safety and efficacy of single-agent ZYNLONTA in adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) following two or more systemic treatments, were published in The Lancet Oncology. The trial included patients with high-risk characteristics for poor prognosis, such as double-/triple-hit, transformed, and primary refractory DLBCL.
•Phase 2 LOTIS-2 trial update at ASCO and ICML: Updated clinical data from LOTIS-2, the pivotal Phase 2 trial of ZYNLONTA in patients with relapsed or refractory DLBCL, were presented at the American Society of Clinical Oncology (ASCO) Annual Meeting and the International Conference on Malignant Lymphoma (ICML), both in June 2021. As of the March 1, 2021 cutoff date, the overall response rate (ORR) was 48.3% and the complete response rate (CRR) was 24.8%. At this data cut, there was a median duration of response of 13.4 months for the responders, with durable responses in high-risk subgroups. No new safety concerns were identified during the study.
•Other ZYNLONTA trials:
◦The Phase 3 LOTIS-5 clinical trial is evaluating ZYNLONTA in combination with rituximab in second-line patients with relapsed or refractory DLBCL who are not eligible for autologous stem cell transplant.
◦The Phase 2 LOTIS-3 clinical trial of ZYNLONTA in combination with ibrutinib for relapsed or refractory DLBCL patients continues to enroll patients. Updated Phase 1 results presented at ICML demonstrated ORR of 62.2%, CRR of 35.1% and a manageable toxicity profile. Based on interim data from the Phase 2 trial, the Company plans to amend the protocol to evaluate the administration of ZYNLONTA with every cycle to potentially further enhance efficacy and durability. Based on this additional data, the Company could potentially pursue a Phase 3 study in second line DLBCL, expanding the addressable market and the number of patients who could benefit from ZYNLONTA.
◦The pivotal Phase 2 LOTIS-6 clinical trial in patients with relapsed or refractory follicular lymphoma (FL) is open for enrollment.
◦The Company plans to initiate a clinical trial to evaluate ZYNLONTA in combination with select therapies in B-cell non-Hodgkin lymphoma (NHL).
◦The Company plans to initiate a dose-finding study to evaluate ZYNLONTA in combination with R-CHOP in frontline DLBCL.
Camidanlumab Tesirine (Cami)
•Pivotal Phase 2 trial in Hodgkin lymphoma (HL): Encouraging interim results from the pivotal Phase 2 study in patients with relapsed or refractory HL were presented at ICML. In a heavily pre-treated patient population with a median of six prior lines of systemic therapy, these results included an ORR of 66.3% and CRR of 27.7%. Median duration of response has not been reached, and no new safety signals were identified.
•Phase 1b trial in solid tumors: The Phase 1b clinical trial, enrolling patients with selected advanced solid tumors, is an open-label, dose-escalation and dose-expansion trial evaluating the safety, tolerability, pharmacokinetics and antitumor activity of Cami in combination with pembrolizumab, a checkpoint inhibitor.

ADCT-901
•The FDA has cleared the Investigational New Drug (IND) application for ADCT-901, targeting KAAG-1. The Company expects to initiate the Phase 1 study in the second half of 2021.
Corporate Update
•Geographic Expansion: ADC Therapeutics is committed to expanding its geographic footprint in order to provide ZYNLONTA and other novel treatments to patients who can benefit from them.
◦The Company expects to submit a regulatory filing in the second half of 2021 to the European Medicines Agency (EMA) for ZYNLONTA for the treatment of patients with relapsed or refractory DLBCL.
◦The Overland ADCT BioPharma joint venture in China is making good progress toward initiating a pivotal bridging study and seasoned executive Eric Koo was appointed CEO during the second quarter.
Upcoming Expected Milestones
ZYNLONTA
•Initiate a dose-finding study of ZYNLONTA in first-line DLBCL with R-CHOP in the second half of 2021.
•Initiate a clinical study to evaluate ZYNLONTA in multiple combinations in B-cell non-Hodgkin lymphoma in the second half of 2021.
•Complete safety lead-in of the Phase 3 LOTIS-5 confirmatory study of ZYNLONTA in combination with rituximab in the second half of 2021.
•Continue enrollment in the Phase 2 LOTIS-3 study of ZYNLONTA in combination with ibrutinib in the second half of 2021.

Earlier-Stage Pipeline
•Initiate Phase 1 study of ADCT-901, targeting KAAG1, in the second half of 2021.
•Initiate a Phase 1b combination study of ADCT-601 (mipasetamab uzoptirine), targeting AXL, in multiple solid tumors in the first half of 2022.

Second Quarter 2021 Financial Results
Cash and Cash Equivalents
Cash and cash equivalents were $371.9 million as of June 30, 2021, compared to $439.2 million as of December 31, 2020. During the second quarter of 2021, the Company drew down $50 million under its Convertible Credit Facility with Deerfield, which was contingent upon ZYNLONTA approval.
Research and Development (R&D) Expenses
R&D expenses were $39.5 million for the quarter ended June 30, 2021, compared to $26.0 million for the same quarter in 2020. R&D expenses increased due to investments in programs supporting the ZYNLONTA commercial launch and evaluating the potential of ZYNLONTA in earlier lines of treatment and additional histologies, and due to advancing the portfolio. As a result of these initiatives, employee headcount and share-based compensation expense increased.
Selling and Marketing (S&M) Expenses
During the second quarter of 2021, S&M expenses were $15.2 million, compared to $4.0 million for the same quarter in 2020. The increase in S&M expenses was related to the launch of ZYNLONTA. Prior to December 31, 2020, S&M expenses were reported within General and Administrative (“G&A”) expenses within the condensed consolidated interim statement of operations. The period ended June 30, 2020 has been recast to conform to the current year presentation.
G&A Expenses
G&A expenses were $19.4 million for the quarter ended June 30, 2021, compared to $15.0 million for the same quarter in 2020. G&A expenses increased due to higher headcount to support the commercial launch, increased share‐based compensation expense and higher costs of being a public company.
Net Loss and Adjusted Net Loss
Net loss was $72.6 million, or a net loss of $0.95 per basic and diluted share, for the quarter ended June 30, 2021, compared to $126.6 million, or a net loss of $2.01 per basic and diluted share, for the same quarter in 2020. Net loss included share-based compensation expense of $18.3 million for the quarter ended June 30, 2021, compared to $12.7 million for the same quarter in 2020. In addition, net loss for the quarter ended June 30, 2021 includes a $2.1 million non-cash gain related to the changes in fair value of derivatives associated with the convertible loans under the Convertible Credit Facility with Deerfield, compared to a $79.3M charge for the same quarter in 2020. The decrease in fair value for the quarter ended June 30, 2021 was driven by the decrease in the Company’s share price from March 31, 2021. The increase in fair value for the quarter ended June 30, 2020 was driven by the increase in the Company’s share price from the April 2020 inception of the derivative.
Adjusted net loss was $53.7 million, or an adjusted net loss of $0.70 per basic and diluted share, for the quarter ended June 30, 2021, compared to $32.1 million, or an adjusted net loss of $0.51 per basic and diluted share, for the same quarter in 2020. The increase in adjusted net loss was primarily driven by the expansion of the organization, investment in the expanding clinical portfolio and the preparation for the launch of ZYNLONTA.

Conference Call Details
ADC Therapeutics management will host a conference call and live audio webcast to discuss second quarter 2021 financial results and provide a company update today at 8:30 a.m. Eastern Time. To access the live call, please dial 833-303-1198 (domestic) or +1 914-987-7415 (international) and provide confirmation number 6962756. A live webcast of the presentation will be available under “Events and Presentations” in the Investors section of the ADC Therapeutics website at ir.adctherapeutics.com. The archived webcast will be available for 30 days following the call.
About ZYNLONTA (loncastuximab tesirine-lpyl)
ZYNLONTA is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.
The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/ triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.
ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.
About ADC Therapeutics
ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.
ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a late-stage clinical trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple PBD-based ADCs in ongoing clinical and preclinical development.
ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.
ZYNLONTA™ is a trademark of ADC Therapeutics SA.

Use of Non-IFRS Financial Measures
In addition to financial information prepared in accordance with IFRS, this document also contains certain non-IFRS financial measures based on management’s view of performance including:
•Adjusted net loss
•Adjusted net loss per share
Management uses such measures internally when monitoring and evaluating our operational performance, generating future operating plans and making strategic decisions regarding the allocation of capital. We believe that these adjusted financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and facilitate operating performance comparability across both past and future reporting periods. These non-IFRS measures have limitations as financial measures and should be considered in addition to, and not in isolation or as a substitute for, the information prepared in accordance with IFRS. When preparing these supplemental non-IFRS measures, management typically excludes certain IFRS items that management does not believe are indicative of our ongoing operating performance. Furthermore, management does not consider these IFRS items to be normal, recurring cash operating expenses; however, these items may not meet the IFRS definition of unusual or non-recurring items. Since non-IFRS financial measures do not have standardized definitions and meanings, they may differ from the non-IFRS financial measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures.
The following items are excluded from adjusted net loss and adjusted net loss per share:
Shared-Based Compensation Expense: We exclude share-based compensation expense from our adjusted financial measures because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued. Share-based compensation expense has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.
Certain Other Items: We exclude certain other significant items that may occur occasionally and are not normal, recurring operating expenses, cash or non-cash, from our adjusted financial measures. Such items are evaluated by management on an individual basis based on both quantitative and qualitative aspects of their nature and generally represent items that, either as a result of their nature or significance, management would not anticipate occurring as part of our normal business on a regular basis. While not all-inclusive, examples of certain other significant items excluded from our adjusted financial measures would be: changes in the fair value of derivatives, the gain recognized in connection with the receipt of the USD 50.0 million disbursement, establishment of the embedded derivative and residual loan, elimination of the derivative immediately prior to FDA approval of ZYNLONTA, the effective interest expense associated with the Facility Agreement with Deerfield, transaction costs associated with debt or equity issuances that are expensed pursuant to IFRS, as well as the non-cash gain related to the contribution of our intellectual property for our equity interest in Overland ADCT BioPharma.
See the attached Reconciliation of IFRS Measures to Non-IFRS Measures for explanations of the amounts excluded and included to arrive at the non-IFRS financial measures for the three-month periods ended June 30, 2021 and 2020.

Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, planned commercialization activities, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations (Unaudited)
(in KUSD except for share and per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020 (1)	2021	2020 (1)
Product revenues, net	3,760	—	3,760	—

Operating expense
Cost of product sales	(121)	—	(121)	—
Research and development expenses	(39,533)	(25,950)	(78,705)	(61,325)
Selling and marketing expenses	(15,221)	(4,004)	(29,132)	(6,632)
General and administrative expenses	(19,367)	(14,995)	(36,949)	(20,877)
Total operating expense	(74,242)	(44,949)	(144,907)	(88,834)
Loss from operations	(70,482)	(44,949)	(141,147)	(88,834)

Other income (expense)
Other income	199	130	393	278
Convertible loans, derivatives, change in fair value income (expense)	2,053	(79,261)	23,222	(79,261)
Convertible loans, derivatives, transaction costs	(148)	(1,571)	(148)	(1,571)
Share of results with joint venture	(1,169)	—	(1,696)	—
Financial income	15	195	30	569
Financial expense	(2,555)	(897)	(4,555)	(939)
Exchange differences (loss) income	(242)	(100)	152	(71)
Total other (expense) income	(1,847)	(81,504)	17,398	(80,995)
Loss before taxes	(72,329)	(126,453)	(123,749)	(169,829)
Income tax expense	(240)	(104)	(347)	(204)
Net loss	(72,569)	(126,557)	(124,096)	(170,033)

Net loss attributable to:
Owners of the parent	(72,569)	(126,557)	(124,096)	(170,033)

Net loss per share, basic and diluted	(0.95)	(2.01)	(1.62)	(2.97)

(1) Prior period has been recast to conform S&M expenses to the current period presentation.

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet (Unaudited)
(in KUSD)

	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	371,884	439,195
Accounts receivable, net	2,079	—
Inventory	7,718	—
Other current assets	12,751	11,255
Total current assets	394,432	450,450
Non-current assets
Property, plant and equipment	3,261	1,629
Right-of-use assets	8,077	3,129
Intangible assets	12,010	10,179
Interest in joint venture	46,212	47,908
Other long-term assets	394	397
Total non-current assets	69,954	63,242

Total assets	464,386	513,692

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	14,631	5,279
Other current liabilities	29,450	30,375
Lease liabilities, short-term	988	1,002
Current income tax payable	237	149
Convertible loans, short-term	6,193	3,631
Total current liabilities	51,499	40,436
Non-current liabilities
Convertible loans, long-term	84,648	34,775
Convertible loans, derivatives	49,619	73,208
Deferred gain of joint venture	23,539	23,539
Lease liabilities, long-term	7,612	2,465
Defined benefit pension liabilities	3,551	3,543
Other non-current liabilities	—	221
Total non-current liabilities	168,969	137,751

Total liabilities	220,468	178,187

Equity attributable to owners of the parent
Share capital	6,445	6,314
Share premium	981,290	981,056
Treasury shares	(134)	(4)
Other reserves	74,971	42,753
Cumulative translation adjustments	301	245
Accumulated losses	(818,955)	(694,859)
Total equity attributable to owners of the parent	243,918	335,505

Total liabilities and equity	464,386	513,692

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ADC Therapeutics SA
Reconciliation of IFRS Measures to Non-IFRS Measures (Unaudited)
(in KUSD except for share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
in KUSD (except for share and per share data)	2021	2020	2021	2020
Net loss	(72,569)	(126,557)	(124,096)	(170,033)
Adjustments:
Share-based compensation expense (i)	18,267	12,734	32,218	16,524
Convertible loans, derivatives, change in fair value (ii)	(2,053)	79,261	(23,222)	79,261
Convertible loans, first and second tranche, derivatives, transaction costs (iii)	148	1,571	148	1,571
Effective interest expense (iv)	2,450	868	4,432	868
Adjusted net loss	(53,757)	(32,123)	(110,520)	(71,809)

Net loss per share, basic and diluted	(0.95)	(2.01)	(1.62)	(2.97)
Adjustment to net loss per share, basic and diluted	0.25	1.50	0.18	1.72
Adjusted net loss per share, basic and diluted	(0.70)	(0.51)	(1.44)	(1.25)
Weighted average shares outstanding, basic and diluted	76,728,714	62,863,866	76,725,210	57,225,939

(i)Share-based compensation expense represents the cost of equity awards issued to our directors, management and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These accounting entries have no cash impact.

(ii)Change in the fair value of the convertible loan derivatives results from the valuation at the end of each accounting period of the derivatives associated with the convertible loans as well as the gain recognized in connection with the receipt of the USD 50.0 million, establishment of the embedded derivative and residual loan associated with the Deerfield facility and elimination of the derivative immediately prior to FDA approval of ZYNLONTA during the second quarter of 2021, as explained in note 13, “Convertible notes” to the unaudited condensed consolidated interim financial statements. There are several inputs to these valuations, but those most likely to provoke significant changes in the valuations are changes in the value of the underlying instrument (i.e., changes in the price of our common shares) and changes in expected volatility in that price. These accounting entries have no cash impact.
(iii)The transaction costs allocated to the convertible loan first and second tranche derivatives represent actual costs. These are not expected to recur on an ongoing basis.

(iv)Effective interest expense relates to the increase in the value of our convertible loans in accordance with the effective interest method. As the initial value of the loans are recorded net of the value of the embedded derivatives, the increase in the loan value necessary to attain the amounts necessary to fund the cash outflows of interest payments, repayments of capital and exit fees are considerably higher than the payments of interest at coupon rate and of the exit fee.

CONTACTS:

Investors
Eugenia Litz
ADC Therapeutics
Eugenia.Litz@adctherapeutics.com
+44 7879 627205

Amanda Hamilton
ADC Therapeutics
amanda.hamilton@adctherapeutics.com
Tel.: +1 917-288-7023

USA Media
Mary Ann Ondish
ADC Therapeutics
maryann.ondish@adctherapeutics.com
Tel.: +1 914-552-4625

EU Media
Alexandre Müller
Dynamics Group
amu@dynamicsgroup.ch
Tel: +41 (0) 43 268 3231